February 21, 2025

Sean E. Quinn
Chief Financial Officer
Cimpress plc
First Floor Building 3
Finnabair Business and Technology Park A91 XR61
Dundalk, Co. Louth, Ireland

       Re: Cimpress plc
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Filed August 9, 2024
           Form 8-K Furnished January 29, 2025
           File No. 001-39148
Dear Sean E. Quinn:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 February 21, 2025
Page 2
Form 10-K for the Fiscal Year Ended June 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Consolidated Results of Operations, page 30

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. We note your disclosures that the changes in segment revenue and consolidated cost of revenue from fiscal year 2023 to fiscal year 2024 were due to various factors. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your segment revenue and consolidated cost of revenue.
Additional Non-GAAP Financial Measures, page 39

2.     We note your reconciliation of the non-GAAP financial measure, adjusted
EBITDA,
       uses operating income as the starting point for reconciling the adjusted EBITDA.
       Please refer to Question 103.02 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("Non-GAAP C&DIs") and
modify
       your reconciliations in future filings accordingly. The comment also applies to your earnings releases and other public disclosures, such as investor presentations.
3. We also note that the bullet points at the top of page 29 disclose adjusted EBITDA without presenting the most directly comparable GAAP measure with equal or greater prominence. Please confirm net income (loss) is the most directly comparable GAAP measure and present it with equal or greater prominence in future filings. Refer to
       Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10(a) and 103.02 of the
       Non-GAAP C&DIs. The comment also applies to your earnings releases. Notes to the Audited Financial Statements
Note 13. Income Taxes , page 82

4. We note your disclosure that in 2024 you recognized a tax benefit of $ 105,765 on the partial release of the valuation allowance in Switzerland as compared to tax expense of $ 116,694 in the year ended June 30, 2023 to increase the valuation allowance in
       Switzerland. We further note your disclosure that after considering all available evidence, including the recent history of strong earnings from core operations in
       Switzerland and the expectation of future taxable income, management concluded it is more likely than not that the recognized deferred tax assets are realizable and reduced the valuation allowance accordingly. Please explain to us in further detail why you believe it was appropriate to increase the valuation allowance in 2023 only to release most of the balance during 2024.
Form 8-K Furnished January 29, 2025
 February 21, 2025
Page 3

Exhibit 99.1, page 7

5.     Although we note that EBITDA at the segment level represents a required
ASC
       280 measure, please note that the measure on a total combined basis represents a non-
       GAAP measure. Accordingly, if you continue to present such measure outside of your consolidated financial statements, such as your disclosure on page 7 of your earnings release, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures comply with non-GAAP rules, including
       Item 10(e) of Regulation S-K and the Non-GAAP C&DI's. Please note, for example, that the measure generally should not exclude normal, recurring, cash operating expenses necessary to operate your business.
6. We note your disclosure of adjusted EBITDA margin before you present and discuss the most directly comparable GAAP measure. Please ensure you present the most directly comparable GAAP measure with equal or greater prominence as required by
       Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
Non-GAAP
       C&DI's.
7. We note your disclosures of contribution profit and contribution margin on page 9 and net leverage ratios on page 11, which appear to be non-GAAP measures. Please ensure that your presentation and disclosures comply with non-GAAP rules, including
       Item 10(e) of Regulation S-K and the Non-GAAP C&DI's.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing